Filed by WSFS Financial Corporation

pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Bryn Mawr Bank Corporation

Commission File Number: 001-35746

May 6, 2021

Keeping You in the Loop

As we have previously shared, we anticipate the legal combination of our companies will take place in early fourth quarter of this year and conversion would take place in early 2022 following stockholder and regulatory approval. Over the past several weeks, the Integration Steering Committee has continued discussions with our technology partners to explore possible dates for conversion weekend. As the team evaluated the different options, the number one objective was to determine which date presented the best option for us to successfully execute our systems conversion and provide the ideal experience for our Customers and Clients.

After careful evaluation, we can share that we expect the banking system and branding conversion will take place January 21 – 23, 2022. The WSFS Bank offices, previously outlined as part of the Retail Network update, will open for business on Monday, January 24th as WSFS Bank.

While the expected dates for conversion weekend have been identified, we know it’s the hard work and collaborative efforts that have already begun and will continue to take place in the weeks and months ahead that will result in a successful conversion. Thank you for all that you are doing and for all that we are accomplishing, together. We promise to keep everyone posted on key dates and milestones as well as the progress of each of the integration workstreams.

Workstream Spotlight: Culture Integration

As we have shared in the past, we will provide periodic updates on the progress that various workstreams are making toward our combination. Last week, the Culture Integration team held their initial kickoff meeting. Linda Sanchez and Peggy Eddens were joined by the following team members: Jen Jurden, Justin Dunn, Jeff Alexander, Chantelle Miick, Sheila Hacker, Vernita Dorsey, Shari Kruzinski, Mark Bradford, Jim Donovan, Jim Egan, Gina Marandola-Tincu, Lindsay Saling, Michael Thompson, Stephen Wellman, Cindy Yovanov and Chrissy Zazworskey.

There was great energy among the team and an understanding of the importance of the group’s efforts as part of our successful combination. In the weeks ahead, we plan to solicit feedback from Associates and Employees of both companies; more to come! In the meantime, if there is something you want to make sure the group has on their radar, please feel free to reach out to any of the team members. We wanted to share the logo that was developed for the Culture Integration team that will be used as part of various communications from the team.

Making a Difference in our Communities…Together!

We are thrilled to share the first joint volunteer efforts recently took place. WSFS and BMT team members joined forces to lend a hand to the Free Library of Philadelphia. J. David Mariscotti from the library sent the following note to the team:

“Thank you and thank you to your amazing crew from the WSFS / BMT Bank for all of your hard work and efforts this morning! The library garden looks amazing and so many neighbors have commented on the difference already. We are so lucky to have such amazing community partners and I hope we can partner again in the near future.”

A special thanks to Gina Marandola-Tincu and Vernita Dorsey for coordinating this effort. Please stay tuned for additional opportunities for us to volunteer together and show our shared commitment to the communities we serve.

Happy Mother’s Day

A special shout out to all the Moms across our organizations. Enjoy your special weekend.

As a reminder, please continue to send questions or your thoughts and feedback to the OnMyMind@wsfsbank.com mailbox. We will build FAQs organized around themes based on questions and comments that are submitted to the mailbox. Please check OneBMT or WSFS@Work intranet to access the most recent FAQs.

Sincerely, Your Integration Steering Committee

Important Additional Information will be Filed with the SEC

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed acquisition by WSFS Financial Corporation (“WSFS”) of Bryn Mawr Bank Corporation (“Bryn Mawr”). No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

In connection with the proposed transaction, WSFS has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that includes a joint proxy statement of WSFS and Bryn Mawr and a prospectus of WSFS (the “Joint Proxy/Prospectus”), and each of WSFS and Bryn Mawr may file with the SEC other relevant documents concerning the proposed transaction. The definitive Joint Proxy/Prospectus will be mailed to stockholders of WSFS and Bryn Mawr. STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY/PROSPECTUS REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN THEIR ENTIRETY AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY WSFS AND BRYN MAWR, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WSFS, BRYN MAWR AND THE PROPOSED TRANSACTION.

Free copies of the Registration Statement and the Joint Proxy/Prospectus, as well as other filings containing information about WSFS and Bryn Mawr, may be obtained at the SEC’s website (http://www.sec.gov) when they are filed. You will also be able to obtain these documents, when they are filed, free of charge, by directing a request to WSFS Financial Corporation, WSFS Bank Center, 500 Delaware Avenue, Wilmington, Delaware 19801 or by directing a request to Bryn Mawr Bank Corporation, 801 Lancaster Avenue, Bryn Mawr, Pennsylvania 19010.

Participants in the Solicitation

WSFS, Bryn Mawr and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of WSFS or Bryn Mawr in respect of the proposed transaction. Information about WSFS’s directors and executive officers is available in its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on March 23, 2021, and other documents filed by WSFS with the SEC. Information regarding Bryn Mawr’s directors and executive officers is available in its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on March 12, 2021, and other documents filed by Bryn Mawr with the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Joint Proxy/Prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This communication contains estimates, predictions, opinions, projections and other “forward-looking statements” as that phrase is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements relating to the impact WSFS and Bryn Mawr expect their proposed merger to have on the combined entity’s operations, financial condition, and financial results, and WSFS’s and Bryn Mawr’s expectations about their ability to successfully integrate their respective businesses and the amount of cost savings and overall operational efficiencies WSFS and Bryn Mawr expect to realize as a result of the proposed acquisition. The forward-looking statements also include predications or expectations of future business or financial performance as well as goals and objectives for future operations, financial and business trends, business prospects, and management’s outlook or expectations for earnings, revenues, expenses, capital levels, liquidity levels, asset quality or other future financial or business performance, strategies or expectations. The words “believe,” “intend,” “expect,” “anticipate,” “strategy,” “plan,” “estimate,” “approximately,” “target,” “project,” “propose,” “possible,” “potential,” “should” and similar expressions, among others, generally identify forward-looking statements. Such forward-looking statements are based on various assumptions (many of which are beyond the control of WSFS and Bryn Mawr) and are subject to risks and uncertainties (which change over time) and other factors which could cause actual results to differ materially from those currently anticipated. Such risks and uncertainties include, but are not limited to, the possibility that the proposed acquisition does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the delay in or failure to close for any other reason; changes in WSFS’s share price before closing; the outcome of any legal proceedings that may be instituted against WSFS or Bryn Mawr; the occurrence of any event, change or other circumstance that could give rise to the right of one or both parties to terminate the merger agreement providing for the merger; the risk that the businesses of WSFS and Bryn Mawr will not be integrated successfully; the possibility that the cost savings and any synergies or other anticipated benefits from the proposed acquisition may not be fully realized or may take longer to realize than expected; disruption from the proposed acquisition making it more difficult to maintain relationships with employees, customers or other parties with whom WSFS or Bryn Mawr have business relationships; diversion of management time on merger-related issues; risks relating to the potential dilutive effect of the shares of WSFS common stock to be issued in the proposed transaction; the reaction to the proposed transaction of the companies’ customers, employees and counterparties; uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on WSFS, Bryn Mawr and the proposed transaction; and other factors, many of which are beyond the control of WSFS and Bryn Mawr. We refer you to the “Risk Factors” section of the Registration Statement and the Joint Proxy/Prospectus, the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of WSFS’s Annual Report on Form 10-K for the year ended December 31, 2020, Bryn Mawr’s Annual Report on Form 10-K for the year ended December 31, 2020 and any updates to those risk factors set forth in WSFS’s and Bryn Mawr’s Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings, which have been filed by WSFS and Bryn Mawr with the SEC and are available on the SEC’s website at www.sec.gov. All forward-looking statements, expressed or implied, included herein are expressly qualified in their entirety by the cautionary statements contained or referred to herein. The actual results or developments anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on WSFS, Bryn Mawr or their respective businesses or operations. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date on which they are made. Neither WSFS nor Bryn Mawr undertakes any obligation, and specifically declines any obligation, to revise or update any forward-looking statements, whether as a result of new information, future developments or otherwise, except as specifically required by law.